Exhibit 99.2

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Financial Year 2011

The supervisory board of Fresenius Medical Care AG & Co. KGaA dealt mainly in the financial year 2011 with questions of financing, with the effects of the new cost reimbursement system in the USA, with the question of the long-term incentive effect in the remuneration system for leading executives and the management board, with proposals for the new supervisory board elections and again with the effects of the worldwide economic situation on the opportunities and risks for the development of the company's business.

Details:

In the expired financial year 2011, the supervisory board again dealt extensively with the situation and the business perspectives of the company and various special issues as well as performing the duties imposed on it by the law, the Articles of Association, the rules of procedure and the German Corporate Governance Code. We regularly advised the management board of the general partner, Fresenius Medical Care Management AG, on the management of the company and supervised the management of the company within our responsibility as the supervisory board of the partnership limited by shares. The management informed us in written and oral reports regularly, promptly and comprehensively about all significant questions of company policy and the company planning and strategy, the progress of transactions, acquisitions, the profitability, the situation of the company and the group and the risk situation and risk management. All business processes significant for the company were discussed by us on the basis of reports of the management board of the general partner in the committees and in full session comprehensively and the strategic direction of the company was also discussed with the management board of the general partner. In accordance with the procedure of previous years, we again reviewed the economic development of acquisitions of the previous years and compared them with the planning and prognoses at the time of each acquisition. The supervisory board passed resolutions in the terms of its responsibilities under statutes and under the Articles of Association.

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Meetings:

In the financial year 2011, five meetings – some of which extended to more than one day – of the supervisory board and one telephone conference took place. No supervisory board member attended less than half of the meetings. Between the meetings, written reports were provided. The chairman of the supervisory board also maintained close contact with the management board of the general partner apart from at the meetings.

The supervisory board availed again of the opportunity of making the acquaintance of leading employees in the course of presentations on selected issues.

Focus of the Discussions in the Supervisory Board

In the expired financial year 2011, the supervisory board dealt intensively and in all its meetings with the situation of the company in the overall economic context particularly in view of worldwide developments.

The new provisions of the reimbursement system in the U.S.A. in force since the beginning of 2011 and their effects on the company received special attention (above all the “bundling”, according to which specific products and services which were previously charged separately, have been combined into one all-in reimbursement amount). The supervisory board was regularly informed of the consequences. The developments in reimbursement systems outside the USA and the overall economic environment in each case were discussed.

The business development, the competitive situation and the planning of the management board in the various regions were again at the centre of the discussions.

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The financing of the company was again intensively discussed not least in connection with the notes issues in 2011 and the acquisitions of the company and the expansion of production capacities.

The new elections of supervisory board members held in the year under report and the resolutions in that respect to be proposed to the general meeting constituted a further subject of discussion in the supervisory board.

Since the participation of the management and leading executives in the financial risks and opportunities of the company by the grant of stock options belongs to the significant elements of an internationally competitive remuneration system, contributes to the ability to attract worldwide specialists and managers, and ensures their long-term loyalty to the company, a new programme had to be discussed after the expiry of previous stock option programmes. The supervisory board therefore dealt with the design of new long-term remuneration components and in this context also with the Stock Option Programme 2011 which was then presented to the general meeting for approval and duly approved by it.

The remuneration of the supervisory board was also supplemented by an element to ensure long-term success of the company in accordance with the recommendations of the German Corporate Governance Code; also approved by resolution of the ordinary general meeting 2011 on the basis of a joint proposal by the general partner and the supervisory board.

The Audit and Corporate Governance Committee

Prof. Dr. Fahrholz, Mr. Johnston, Dr. Krick und Dr. Weisman were members of the Audit and Corporate Governance Committee throughout and were re-elected to that committee by the supervisory board after the ordinary general meeting 2011. The Audit and Corporate Governance Committee met under the chairmanship of Dr. Walter L. Weismann (independent financial expert in the meaning of section 100 para. 5 German Stock Corporation Act) in the year under report on a total of five occasions in meetings and held a number of telephone conferences. It dealt in the financial year 2011 with the annual and consolidated financial statements, the proposal for the application of profit and the report according to form 20-F for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each quarterly report with the management. It also satisfied itself as to the independence of the auditor of the annual and consolidated financial statements, instructed him to undertake the audit, concluded the fee agreement with him and discussed and determined with him the points of emphasis of the audit. Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and reported thereby on their auditing and the audit review of the quarterly financial statements and, in the absence of members of the management board of the general partner, on the cooperation with them. The representatives of the auditor were also available for additional information.

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The accountancy process, the effectiveness of the internal control system, of the risk management and of the internal audit system, and the audit were discussed several times in the Audit and Corporate Governance Committee. KPMG AG Wirtschaftsprüfungsgesellschaft reviewed, in the course of the audit, the internal control system in relation to the accountancy process and the establishment of the early risk recognition system and raised no objections thereto. The management board of the general partner provided periodic reports on larger individual risks. The management board of the general partner also informed the committee regularly i. e. at all ordinary meetings of the Audit and Corporate Government Committee on the compliance situation of the company. In addition, the head of internal audit reported periodically to the committee.

In 2011, the Audit and Corporate Governance Committee again dealt with the internal control system of the company in accordance with the Sarbanes-Oxley Act (“SOX 404“). The company received on 21 February 2012 an unqualified audit certificate of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, for the implementation of the regulations of SOX 404 in the financial year 2011.

The legal and business relations of the company to Fresenius SE (since 28 January 2011: Fresenius SE & Co. KGaA) and/or its affiliates were again subject matter of the reviews of the Audit and Corporate Governance Committee. It was possible to confirm that the relationships corresponded to those “at arm’s length“.

The chairman of the Audit and Corporate Governance Committee reported the results of his discussions and resolutions to the supervisory board in each case.

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Joint Committee

The Joint Committee, the approval of which is acquired in particular for certain important transactions and certain transactions between the company and Fresenius SE (since 28 January 2011: Fresenius SE & Co. KGaA) and/or its affiliates, did not meet in 2011 because no transactions subject to the approval of the Joint Committee were undertaken.

For the general partner, its supervisory board members Dr. Ulf M. Schneider and Dr. Gerd Krick were delegated to the Joint Committee of the company. In the year under report, Dr. Walter L. Weisman and Mr. William P. Johnston were, on the proposal of the supervisory board, elected from among the members of the supervisory board to the Joint Committee. Mr. John Gerhard Kringel was replaced by Mr. Johnston in the Joint Committee.

Nomination Committee:

The Nomination Committee of the company, the members of which in the year under report were Dr. Gerd Krick (chairman), Dr. Walter L. Weisman and Dr. Dieter Schenk, prepares personnel proposals of the supervisory board and proposes to the supervisory board of the company suitable candidates for its election proposals to the general meeting. In the year under report, the committee prepared the proposals for the election to the supervisory board at the ordinary general meeting 2011.

Corporate Governance

The supervisory board reviewed the efficiency of its activities and also dealt with the exchange of information between the management board of the general partner and the supervisory board and between the supervisory board and the Audit and Corporate Governance Committee. No objections arose in the course thereof.

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The supervisory board members Mr. Johnston, Dr. Krick, Dr. Schenk and Dr. Weisman are also members of the supervisory board of the general partner, Fresenius Medical Care Management AG as was Mr. Kringel also up to the time of his leaving both supervisory boards in each case at the end of the ordinary general meeting 2011 of each. Mr. Rolf A. Classon was, at the ordinary general meeting 2011, elected as a member of the supervisory board and is also, since July 2011, a member of the supervisory board of the general partner.

Consultancy or other service relationships between supervisory board members and the company apply in the year under report only to Dr. Schenk who is also partner in the law firm Noerr LLP that provided legal advice to the company in the year under report, in each case with the approval of the supervisory board with Dr. Schenk abstaining. In the year under report, Fresenius Medical Care paid EUR 1,386,241.46 (plus VAT) to law firm Noerr. This is less than 4 % of the legal and consultancy costs paid by Fresenius Medical Care worldwide.

No conflicts of interest of supervisory board members arose in the year under report.

The supervisory board found that it and its committees have, in its opinion, an adequate number of independent members.

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By resolution passed by circulation of the draft resolution of 3 June 2011 and at the supervisory board meeting of 1 December 2011, the supervisory board discussed the conformity declaration of the company under section 161 Stock Corporation Act on the German Corporate Governance Code and resolved on same. The version of the conformity declaration of December 2011 applies as it appears at present permanently accessible on the Internet page of the company. The deviations from the recommendations of the Code refer, firstly, to the (absence of an) age limit specified or set for members of the supervisory board (likewise for the members of the supervisory board and the management board of the general partner) and the lack of setting concrete objectives for the composition of the supervisory board of Fresenius Medical Care as well as taking these into account in election proposals and reporting on the status of their implementation. As the composition of the Supervisory Board needs to be aligned to the enterprise’s interest and has to ensure effective supervision and consultation of the Management Board, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its recommendations to the competent election bodies, the Supervisory Board will take into account international activities of the enterprise, potential conflicts of interest and diversity. This includes the aim to establish an appropriate female representation on a long-term basis. However, in the enterprise’s interest not to limit the selection of qualified candidates in a general way, the Supervisory Board confines itself to a general declaration of intent and particularly refrains from fixed diversity quotas and from an age limit. Furthermore, in the management board service contracts of the general partner newly concluded since the beginning of 2010 no cap on severance is included for the reasons stated in the conformity declaration. The previous Articles of Association did not provide for variable remuneration for the supervisory board either. Since the resolution in the ordinary general meeting 2011, the remuneration of the members of the supervisory board contains a remuneration component guided by the long-term success of the company which can be paid for the first time in 2012 on the basis of the targets achieved in financial years 2009, 2010 and the year under report.

The Corporate Governance Report of the general partner and of the supervisory board together with the declaration on the management according to section 289a Commercial Code are on pages 130 et seqq. of the annual report. The declaration on Corporate Governance for the year under report was discussed by the supervisory board and approved at its meeting of 20 February 2012.

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Annual and Consolidated Financial Statements

The annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2011 and the annual report were prepared in accordance with the regulations of the German Commercial Code, the consolidated financial statements and consolidated management report pursuant to section 315a Commercial Code in accordance with International Financial Reporting Standards (IFRS) as applicable in the European Union. The accountancy, the annual financial statements and the annual report of Fresenius Medical Care AG & Co. KGaA and the consolidated financial statements and consolidated annual report of Fresenius Medical Care AG & Co. KGaA, in each case for the financial year 2011, were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin which was elected as auditor by resolution of the general meeting of 12 May 2011 and instructed by the Audit and Corporate Governance Committee. Each of the said documents carries an unqualified certificate. The audit reports of the auditor were laid before the Audit and Corporate Governance Committee and before the supervisory board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements and the annual reports taking account of the audit reports of the auditor, and reported to the supervisory board thereon.

The supervisory board also reviewed the annual financial statements, the annual report and the proposal for the application of profit and the consolidated financial statements and consolidated annual report in each case for the financial year 2011. The documents were provided to it in due time. The supervisory board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the supervisory board of the annual and consolidated financial statements, reported on the significant results of the audit and were available for additional information. Even after the final results of its own review, no objections are to be raised by the supervisory board to the annual financial statements and the annual report of the company or to the consolidated financial statements and the consolidated annual report

At its meeting on 20 February 2012, the supervisory board approved the annual financial statements and annual report of Fresenius Medical Care AG & Co. KGaA for 2011 presented to it by the general partner. The declaration on Corporate Governance for the reporting year 2011 was also a subject of discussion and resolution. At that meeting, the draft of the report according to form 20-F for filing with the Securities and Exchange Commission (SEC), which contains, inter alia, the consolidated financial statements and the consolidated annual report in accordance with the U. S. Generally Accepted Accounting Principles, (US GAAP) with the US dollar as the currency of the report, was also discussed. At its meeting of 8 March 2012, the consolidated financial statements and the consolidated annual report were approved by the supervisory board. The supervisory board also approved the general partner’s proposal for the application of profit which provides for a dividend of € 0.69 for ordinary shares and € 0.71 for preference shares.

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Dependency Report:

The general partner, Fresenius Medical Care Management AG, prepared a report on the relationships to affiliates in accordance with section 312 Stock Corporation Act for the financial year 2011. The report contains the final declaration of the general partner that the company, in accordance with the circumstances known to the general partner at the time at which the transaction was undertaken or the measures taken or omitted, received reasonable consideration for each transaction and was not disadvantaged by the conduct of the measures or their omission.

The supervisory board and the Audit and Corporate Governance Committee received the report in due time and reviewed it. The auditor participated in the relevant discussions, reported on the main results of his review and was available for additional information. The supervisory board and the Audit and Corporate Governance Committee share the view of the auditor who added the following certificate to that report on 10 February 2012:

“In accordance with our conscientious audit and assessment, we confirm that (1) the statements of fact in the report are correct, (2) the consideration of the company in the course of the transactions listed in the report was not unreasonably high, (3) the measures listed in the report are not the occasion for an assessment substantially different from that of the general partner“.

Even according to the final result of the review by the supervisory board, no objections to the declaration of the general partner on the relationships to affiliates at the foot of the report are to be raised.

Composition of the Supervisory Board:

Mr. John Gerhard Kringel did not stand for re-election at the ordinary general meeting 2011. We thank Mr. Kringel for his long years of activity on this board and for his valuable contributions.

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The Nomination Committee proposed to the supervisory board and the supervisory board proposed to the ordinary general meeting the election of Mr. Rolf A. Classon as a new member of the supervisory board in place of Mr. Kringel, and the re-election of the existing members. The general meeting re-elected all candidates proposed i. e. the existing members of the supervisory board with the exception of Mr. Kringel and Mr. Classon was elected as a further member of the supervisory board.

At the supervisory board meeting immediately following the ordinary general meeting 2011, Dr. Krick and Dr. Schenk were re-elected as chairman and deputy chairman of the supervisory board respectively.

The supervisory board thanks the members of the management board of the general partner as well as all employees for their commitment and for the diligent work performed in 2011.

Bad Homburg v.d.H., 8 March 2012

The supervisory board

Dr. Gerd Krick

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